SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

--------------

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 44)

Chiquita Brands International, Inc.
---------------------------------------------------
(Name of Issuer)

Common Stock, $.01 Par Value
---------------------------------------------------
(Title of Class of Securities)

170032809
---------------------------------------------------
(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
---------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 5
---------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 17 Pages

CUSIP NO. 025932 10 4	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320
American Financial Corporation 31-0624874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio corporations

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

8	SHARED VOTING POWER

0 (See Item 5)

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

0

10	SHARED DISPOSITIVE POWER

2,747,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,747,983 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (See Item 5)

14	TYPE OF REPORTING PERSON*

HC
HC

CUSIP NO. 025932 10 4	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

751,725 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

1,002,463 (See Item 5)

10	SHARED DISPOSITIVE POWER

2,747,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,750,446 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

0 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

0 (See Item 5)

10	SHARED DISPOSITIVE POWER

2,747,983

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,747,983 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

S. Craig Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

0 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

0

10	SHARED DISPOSITIVE POWER

2,747,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,747,983 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 025932 10 4	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

0

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

0

10	SHARED DISPOSITIVE POWER

2,747,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,747,983 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (See Item 5)

14	TYPE OF REPORTING PERSON*

IN


Item 1.     Security and Issuer.

      This Amendment No. 44 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended May 24, 2002, relative to the common stock par value $.01 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

     The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

     As of August 31, 2002, the Lindner Family beneficially owned approximately 37.3% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 2. Identity and Background.

See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

Item 4.     Purpose of Transaction.

     The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time the Reporting Persons may dispose of some or all of the Chiquita equity securities which they beneficially own.


Item 5.     Interest in Securities of the Issuer.

     As of October 1, 2002, the Lindner Family beneficially owned an aggregate of 3,750,446 shares (or approximately 8.7%) of the outstanding Chiquita Common Stock as follows:
Holder	Number of Shares	Number of Warrants (a)	Total Common & Warrants Held
------	---------	-----------	--------------
CHL	751,725	250,738	1,002,463
ACC	0	118,868	118,868
GFID	0	3,454	3,454
AEIC	0	9,000	9,000
AESLIC	0	114,047	114,047
GSPR	0	8,693	8,693
GPRO	0	4,426	4,426
GAAL	0	2,929	2,929
GAAS	0	3,039	3,039
GAES	0	7,572	7,572
GAFRI	0	317,683	317,683
GAI	0	1,944,340	1,944,340
GANY	0	4,899	4,899
INFIN	0	47,547	47,547
MCC	0	67,012	67,012
OSC	0	6,961	6,961
TICO	0	2,166	2,166
TRANS	0	14,027	14,027
WIC	0	71,320	71,320
	----------	-----------	---------
TOTALS	751,725	2,998,721	3,750,446

(a)  The Warrants are exercisable at any time at $19.23 per share of Common Stock.
ACC	=	Atlanta Casualty Company (b)
GFID	=	Great American Fidelity Insurance Company (a)
AEIC	=	American Empire Insurance Company (a)
AESLIC	=	American Empire Surplus Lines Insurance Company (a)
GSPR	=	Great American Spirit Insurance Company (b)
GPRO	=	Great American Protection Insurance Company (a)

GAAL	=	Great American Alliance Insurance Company (a)
GAAS	=	Great American Assurance Company (a)
GAES	=	Great American E&S Insurance Company (a)
GANY	=	Great American Insurance Company of New York (a)
GAFRI	=	Great American Financial Resources, Inc. (c)
GAI	=	Great American Insurance Company ("GAI") (b)
INFIN	=	Infinity Insurance Company (b)
MCC	=	Mid-Continent Casualty Company (a)
OSC	=	Oklahoma Surety Company (a)
TICO	=	TICO Insurance Company (b)
TRANS	=	Transport Insurance Company (a)
WIC	=	Windsor Insurance Company (b)

(a)	100% owned subsidiaries of GAI
(b)	100% owned subsidiary of AFC
(c)	83% owned subsidiary of AFC

     Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common Stock held by such company.

     At October 1, 2002, certain officers and directors of AFG and AFC beneficially owned shares of Chiquita Common Stock.
Holder	Number of Shares	Number of Warrants
-----------------------	-----------------	------------------
Fred J. Runk	882	14,720
Thomas E. Mischell	0	3,566
Theodore H. Emmerich	7	118

Sales made by Carl H. Lindner within the past 60 days are as follows:
Date	Number of Shares	Price Per Share
------------------	----------------	---------------
September 27, 2002	700	$15.20
September 27, 2002	1,200	15.19
September 27, 2002	18,100	15.18
September 27, 2002	20,000	15.05
September 26, 2002	30,000	15.269
September 19, 2002	30,000	14.633
September 17, 2002	10,000	15.85
September 16, 2002	20,000	16.062
September 13, 2002	20,000	15.8508
September 12, 2002	3,000	16.00
September 10, 2002	16,900	16.20
September 9, 2002	10,000	16.2502
September 6, 2002	10,000	16.47

     On October 1, 2002, Mr. Carl H. Lindner received 257 shares as payment of director's fees from the first and second quarters of 2002.

     On September 14, Fred J. Runk purchased 1 share of Chiquita Common Stock for $15.00. On July 31, 2002 Mr. Runk purchased 3 warrants at $4.33 per warrant and on September 14, 2002 he purchased 33 warrants at $5.00 per warrant.


     As of October 1, 2002, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

(1) Schedule referred to in Item 2.

(2) Agreement required pursuant to Regulation Section 240.13d-(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    October 3, 2002
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
-------------------------------
Karl J. Grafe, Assistant General Counsel & Assistant Secretary

AMERICAN FINANCIAL CORPORATION

By: Karl J. Grafe
-------------------------------
Karl J. Grafe, Assistant General Counsel & Assistant Secretary

Karl J. Grafe
-------------------------------
Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner


Exhibit 1

Item 2.  Identity and Background.

     American Financial is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded in 1955.

     Carl H. Lindner III's principal occupation is as Co-President of American Financial. He is also Co-President of AFC.

     S. Craig Lindner's principal occupations are as Co-President of American Financial and President of Great American Financial Resources, Inc., an affiliate of American Financial. He is also Co-President of AFC.

     Keith E. Lindner's principal occupation is as Co-President of American Financial. He is also Co-President of AFC.

     The identity and background of the executive officers, directors and controlling persons of American Financial and AFC (other than the Lindner Family, which is set forth above) are as follows:

     1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

     2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is also Senior Vice President and General Counsel of AFC.

     3. William W. Verity's principal occupation is as President of Veritas Asset Management, LLC, an investment management company. He is presently a director of American Financial and AFC. Mr. Verity's business address is 1103 Bay Street, Beaufort, SC 29902.

     4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.


     5. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is also Senior Vice President and Treasurer of AFC.

     6. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is also a Senior Vice President of AFC.

     7. Keith A. Jensen's principal occupation is as Senior Vice President of American Financial. He is also Executive Vice President of Great American Financial Resources, Inc.

The following are persons who are executive officers of AFC who are not also executive officers of American Financial:

     1. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

     The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

     Unless otherwise noted, the business address of American Financial, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

     None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Exhibit 2

AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

     WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

     WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

AMERICAN PREMIER GROUP, INC.
AMERICAN FINANCIAL CORPORATION

By: /s/ James E. Evans
     James E. Evans
     Vice President & General Counsel
/s/ Carl H. Lindner
     Carl H. Lindner
/s/ Carl H. Lindner III
     Carl H. Lindner III
/s/ S. Craig Lindner
     S. Craig Lindner
/s/ Keith E. Lindner
     Keith E. Lindner


Exhibit 3

POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
----------------------------------
Carl H. Lindner


POWER OF ATTORNEY

-----------------

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
----------------------------------------
Carl H. Lindner III


POWER OF ATTORNEY

-----------------

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
--------------------------------------
S. Craig Lindner


POWER OF ATTORNEY

-----------------

     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner
------------------------------------
Keith E. Lindner